SECOND QUARTER RESULTS                                 Wednesday, July 18, 2001
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the December 1999 two-for-one stock split and the treasury stock method, retroactively applied)




                   CELESTICA ANNOUNCES SECOND QUARTER RESULTS

    Revenue Increases 27 Per Cent to $2.7 Billion, EPS Increases 37 Per Cent
                                    to $0.41



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the second quarter ended June 30, 2001.

Revenue for the three months ended June 30, 2001 was $2,661 million, up 27 per cent from $2,092 million in the second quarter of 2000. The year-over-year increase was driven by growth in multiple end-markets including servers, communications and storage.

Adjusted net earnings, which exclude the after-tax impact of amortization of intangible assets, integration costs related to acquisitions and one-time charges, increased 46 per cent to $93.1 million compared to $63.7 million in the second quarter of 2000. The year-over-year improvements resulted from higher revenue and improved operating margins.

Adjusted net earnings per share rose 37 per cent to $0.41 per share compared to $0.30 per share for the same period in 2000 and in line with the company's guidance of $0.40-$0.42.

During the quarter, the company recorded a pre-tax restructuring charge of $53.2 million. Net earnings, excluding this charge, would have been $60.0 million or $0.27 per share compared to $41.4 million or $0.20 per share for the same period in 2000. Net earnings for the quarter including the restructuring charge was $15.8 million or $0.06 per share. The restructuring charge relates to facility consolidations and a reduction in workforce as previously announced in April.

For the six-month period ended June 30, 2001, revenue was $5,353 million, up 45 per cent from $3,704 million for the same period last year.
Adjusted net earnings were $180.4 million, up 75 per cent from $103.3 million last year. Adjusted net earnings per share were $0.81, up 62 per cent from $0.50 for the same period last year. Net earnings were $70.6 million or $0.31 per share compared to $67.5 million or $0.33 per share last year.

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


                                       2

-"Despite the challenges that the current end-markets have presented Celestica and its customers, we are pleased with our second quarter results and with the organization's ability to adapt in this volatile environment," said Eugene Polistuk, chairman and CEO, Celestica. "Our focus continues to be on managing costs and working closely with our customers to manage the supply chain efficiently in today's economic turbulence.

"That said, we remain equally focused on the future and the significant opportunity that exists particularly as outsourcing continues
to grow based on the  strategic  and  economic   benefits  it  offers  OEMs.
By leveraging the outsourcing model, our customers are able to concentrate on other critical aspects of their business without sacrificing any of the responsiveness, flexibility or quality of their manufacturing operations. It is this type of competitive advantage that continues to support our positive long-term outlook for the EMS industry."

For the third quarter, the company's guidance for revenue is approximately $2.2-$2.5 billion. The revenue guidance reflects the company's ongoing cautious outlook given the broad-based slow down in end-markets and the limited visibility being expressed by customers. Third quarter guidance for adjusted net earnings per share is approximately $0.27-$0.35, which reflects the impact of the lower revenue base.

The company also announced that it would incur additional restructuring charges of $30-$40 million in the third quarter as it continues to rationalize its cost structure. This will involve additional workforce reductions of approximately five per cent.

ABOUT CELESTICA

Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range
of services including design,   prototyping,   assembly,  testing,  product
assurance, supply chain management, worldwide distribution and after-sales service.

For further information on Celestica, visit its website at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

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


                                       3


SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT

STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES
WHICH COULD CAUSE  ACTUAL  RESULTS  TO  DIFFER   MATERIALLY  FROM  THOSE
EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE
 ELECTRONICS  MANUFACTURING SERVICES  (EMS)  INDUSTRY;   LOWER-THAN-EXPECTED
 CUSTOMER  DEMAND;   COMPONENT CONSTRAINTS;  VARIABILITY OF OPERATING RESULTS
AMONG PERIODS;  DEPENDENCE ON THE COMPUTER  AND  COMMUNICATIONS  INDUSTRIES;
DEPENDENCE  ON A  LIMITED  NUMBER OF CUSTOMERS;   AND  THE  ABILITY  TO
MANAGE  EXPANSION,   CONSOLIDATION  AND  THE INTEGRATION OF ACQUIRED
BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S SECOND QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED EARNINGS GUIDANCE FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2001.

Contacts:
Laurie Flanagan                                    Paul Carpino
Celestica Corporate Communications                 Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
media@celestica.com                                clsir@celestica.com
-------------------                                -------------------


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

                                       4

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                     DECEMBER 31        JUNE 30
                                                         2000            2001
                                                   --------------  -------------
ASSETS
Current assets:
  Cash and short-term investments................. $     883,757   $   1,261,259
  Accounts receivable ............................     1,785,716       1,615,967
  Inventories ....................................     1,664,304       1,517,089
  Prepaid and other assets........................       138,830         117,563
  Deferred income taxes...........................        48,357          27,484
                                                   -------------   -------------
                                                       4,520,964       4,539,362
Capital assets ...................................       633,438         752,667
Intangible assets ................................       578,272         566,662
Other assets .....................................       205,311         142,889
                                                   -------------   -------------
                                                   $   5,937,985   $   6,001,580
                                                   =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................ $   1,730,460   $   1,020,785
  Accrued liabilities.............................       466,310         486,406
  Income taxes payable............................        52,572          35,289
  Deferred income taxes...........................         7,702           7,704
  Current portion of long-term debt ..............         1,364             413
                                                   -------------   -------------
                                                       2,258,408       1,550,597
Accrued post-retirement benefits .................        38,086          42,675
Long-term debt ...................................       130,581         130,188
Other long-term liabilities.......................         3,000           2,000
Deferred income taxes.............................        38,641          12,993
                                                   -------------   -------------
                                                       2,468,716       1,738,453
Shareholders' equity:
  Convertible debt................................       860,547         873,344
  Capital stock (note 4)..........................     2,395,414       3,112,886
  Retained earnings...............................       217,512         281,114
  Foreign currency translation adjustment.........        (4,204)         (4,217)
                                                    ------------    -------------
                                                       3,469,269       4,263,127
                                                    ------------    ------------
                                                   $   5,937,985   $   6,001,580
                                                   =============   =============


          See accompanying notes to consolidated financial statements.

    These interim financial statements should be read in conjunction with the annual consolidated financial statements.


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

                                      5

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                              JUNE 30                          JUNE 30
                                                         2000           2001            2000                2001
                                                   -------------- -------------   --------------      ----------
Revenue...........................................   $ 2,091,883  $  2,660,706      $  3,704,206      $  5,353,281
Cost of sales.....................................     1,946,047     2,468,535         3,447,784         4,967,802
                                                     -----------    ----------      ------------        ----------
Gross profit......................................       145,836       192,171           256,422           385,479
Selling, general and administrative expenses .....        73,457        86,415           131,482           175,459
Amortization of intangible assets ................        19,248        28,130            34,571            57,708
Integration costs related to acquisitions ........         4,904         7,797             5,571            10,123
Other charges (note 5)............................             -        53,198                 -            56,998
                                                     -----------    ----------      ------------        ----------
Operating income .................................        48,227        16,631            84,798            85,191
Interest on long-term debt........................         3,919         5,115             7,757             9,449
Interest income, net..............................       (10,201)       (7,559)          (15,851)          (15,447)
                                                     ------------   -----------     -------------       ------------
Earnings before income taxes......................        54,509        19,075            92,892            91,189
                                                     -----------    ----------      ------------        ----------
Income taxes:
  Current.........................................        17,390         6,310            30,943            19,314
  Deferred (recovery).............................        (4,308)       (3,067)           (5,578)            1,236
                                                     ------------   -----------     -------------       ----------
                                                          13,082         3,243            25,365            20,550
                                                     -----------    ----------      ------------        ----------
Net earnings for the period.......................        41,427        15,832            67,527            70,639

Retained earnings, beginning of period............        42,308       268,883            16,208           217,512
Convertible debt accretion, net of tax............             -        (3,601)                -            (7,037)
                                                     -----------    -----------     ------------        -----------
Retained earnings, end of period..................   $    83,735    $  281,114      $     83,735        $  281,114
                                                     ===========    ==========      ============        ==========

Basic earnings per share..........................   $      0.20    $     0.06      $      0.34         $     0.31


Diluted earnings per share (note 2)...............   $      0.20    $     0.06      $      0.33         $     0.31

Weighted average number of shares outstanding:
   - basic (in thousands)......................          202,729       207,018          196,424            204,673
   - diluted (in thousands) (note 2)..............       211,861       225,548          205,498            223,680


                CONSOLIDATED STATEMENTS OF ADJUSTED NET EARNINGS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                         2000           2001            2000                2001
                                                   -------------- --------------  ----------------    ----------

Adjusted net earnings (1).........................  $   63,715     $    93,052     $   103,264        $  180,385

Adjusted net earnings per share - basic...........  $     0.31     $      0.43     $      0.53        $     0.85

Adjusted net earnings per share - diluted
 (note 2).........................................  $     0.30     $      0.41     $      0.50        $     0.81

(1) Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions, other charges and amortization of intangible assets.

          See accompanying notes to consolidated financial statements.
    These interim financial statements should be read in conjunction with the annual consolidated financial statements.


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

                                       6

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                            THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                  JUNE 30                         JUNE 30
                                                           2000              2001          2000            2001
                                                      --------------   -------------- --------------  --------------
     CASH PROVIDED BY (USED IN):
        OPERATIONS:
       Net earnings for the period ...................$     41,427     $    15,832    $    67,527     $     70,639
       Items not affecting cash:
         Depreciation and amortization................      48,357          71,291         87,249          141,027
         Deferred income taxes........................      (4,308)         (3,067)        (5,578)           1,236
         Other charges (note 5).......................           -          16,928              -           17,228
         Other........................................      (8,695)           (460)        (9,335)           1,291
                                                      --------------   -------------- --------------  --------------

      Cash from earnings..............................      76,781         100,524        139,863          231,421
                                                      --------------   -------------- --------------  --------------
      Changes in non-cash working capital items:
         Accounts receivable..........................    (227,931)       (128,110)      (324,822)         173,824
         Inventories..................................    (153,626)        208,040       (274,652)         176,686
         Other assets.................................     (23,850)        144,545        (41,024)          91,290
         Accounts payable and accrued liabilities.....     157,895        (108,483)       367,623         (704,513)
         Income taxes payable.........................       4,636          (4,345)        (7,407)         (17,283)
                                                      --------------   -------------- --------------  --------------

         Non-cash working capital changes.............    (242,876)        111,647       (280,282)        (279,996)
                                                      --------------   -------------- --------------  --------------
         Cash provided by (used in) operations........    (166,095)        212,171       (140,419)         (48,575)
                                                      --------------   -------------- --------------  --------------

     INVESTING:
        Acquisitions, net of cash acquired............    (461,622)        (82,397)      (596,733)        (148,117)
        Purchase of capital assets....................     (29,311)        (59,252)       (97,903)        (136,085)

        Other.........................................      21,088           1,308         21,647              922
                                                      --------------   -------------- --------------  --------------

        Cash used in investing activities.............    (469,845)       (140,341)      (672,989)        (283,280)
                                                      --------------   -------------- --------------  --------------


     FINANCING:
        Bank indebtedness.............................      (8,880)              -         (8,880)               -
        Decrease in long-term debt....................      (1,046)           (376)        (1,681)          (1,653)
        Deferred financing costs......................         (63)             (4)          (104)             (19)
        Issuance of share capital.....................         631         717,949        764,674          722,029
        Share issue costs, pre-tax....................           -         (10,000)       (26,788)         (10,000)
        Other.........................................      (1,443)         (1,000)        (1,687)          (1,000)
                                                      --------------   -------------- --------------  --------------
     Cash provided by (used in) financing activities..     (10,801)        706,569        725,534          709,357
                                                      --------------   -------------- --------------  --------------
     Increase (decrease) in cash......................    (646,741)        778,399        (87,874)         377,502
     Cash, beginning of period........................     930,389         482,860        371,522          883,757
                                                      --------------   -------------- --------------  --------------
     Cash, end of period..............................  $  283,648     $ 1,261,259     $  283,648     $  1,261,259
                                                      --------------   -------------- --------------  --------------
                                                      --------------   -------------- --------------  --------------

     Supplemental information:
       Paid during the period:
         Interest.....................................  $      7,331   $     7,648     $    7,757     $      8,152
         Taxes........................................  $      8,617   $    12,627     $   32,374     $     32,059

     Non-cash financing activities:
      Convertible debt accretion, net of tax .........  $          -   $     3,601     $        -     $      7,037
      Shares issued for acquisitions..................  $          -   $       530     $        -     $      2,030

         Cash is comprised of cash and short-term investments.

          See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.


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

                                       7

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide
distribution and after-sales   service  to  its   customers   primarily   in
the   computer  and communications  industries.  The Company has  operations in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore, Japan and Malaysia.

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada, with a reconciliation to accounting principles generally accepted in the United States, included in the annual consolidated financial statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except that in the first
quarter of 2001, the Company  adopted   retroactively   the  new  Canadian
Institute of Chartered Accountants Handbook Section 3500 "Earnings per share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States generally accepted accounting principles. Previously reported diluted earnings per share have been restated to reflect this change.

     The  unaudited  interim  consolidated   financial  statements  reflect
all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of operations and cash flows for the three and six months ended June 30, 2001 and 2000.

3.   ACQUISITIONS:

    During the first half of 2001, the Company completed certain acquisitions which were accounted for as purchases. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

     In January 2001, the Company  acquired Excel  Electronics,  Inc.
through a merger with Celestica (US) Inc., a subsidiary of the Company. In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co.,
 Ltd. In May 2001, the Company acquired certain assets located in Little Rock, Arkansas and Denver, Colorado from Avaya Inc. and also entered into agreements to purchase additional assets in the United States and France, to be completed in phases during the third quarter of 2001. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France.

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

                                       8

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

Details of the net assets acquired in these acquisitions, at fair value, are as follows:


                                                ACQUISITIONS
                                                ------------
Current assets................................  $  36,609
Capital assets................................     82,799
Goodwill and intellectual property............     32,324
Other intangible assets.......................     13,658
Liabilities assumed...........................    (15,243)
                                                ----------
Net assets acquired...........................  $ 150,147
                                                ----------
                                                ----------

Financed by:
 Cash.........................................  $ 148,117
 Issue of shares..............................      2,030
                                                ----------
                                                $ 150,147
                                                ----------
                                                ----------

     Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

     In June 2001, the Company entered into an agreement to acquire Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. The shareholders of Primetech are entitled to receive 0.22 subordinate voting shares of Celestica for each share of Primetech. The total purchase price is estimated to be approximately C$265,000 (US$175,000). This acquisition is subject to Primetech shareholder and court approvals and is expected to close in the third quarter of 2001.

     In June 2001, the Company entered into an agreement to acquire Omni Industries Limited. (Omni), an electronics manufacturer headquartered in Singapore. The shareholders of Omni are entitled to receive 0.045 subordinate voting shares of Celestica or a cash payment of S$4.25, for each share of Omni. The total purchase price is estimated to be approximately US$890,000, with the maximum cash outlay limited to S$860,000 (US$475,000). This acquisition is subject to Omni shareholder and court approvals and is expected to close in the fourth quarter of 2001.

4.   OUTSTANDING SHARES:

     In May 2001, the Company issued 12,000,000 subordinate voting shares for gross cash proceeds of $714,000 and incurred $6,588 in share issue costs, net of tax of $3,412.

     As at June 22, 2001, Celestica had outstanding 39,065,950 multiple voting shares, 177,210,407 subordinate voting shares and 16,898,320 options to acquire subordinate voting shares under Celestica's employee incentive plans.

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

                                       9


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


5.       OTHER CHARGES:

     In response to a slowing end market, the Company announced a restructuring plan that focused on facility consolidations and a workforce reduction. The Company recorded a pre-tax restructuring charge of $53,198 for the quarter. The following table details the components of the restructuring charge and the related amounts included in accrued liabilities:


                                                                                     AMOUNTS
                                                   THREE MONTHS    THREE MONTHS    INCLUDED IN
                                                       ENDED           ENDED          ACCRUED
                                                     MARCH 31,        JUNE 30,    LIABILITIES AT
                                                       2001            2001       JUNE 30, 2001
                                                   ------------    ------------  ---------------
Employee termination costs.........................$     1,456     $    22,609    $   18,681
Lease and other contractual obligations............        470          11,469        11,939
Other facility exit costs..........................      1,095           1,656         2,308
Other..............................................        479             536           526
Asset impairment...................................        300          16,928             -
                                                   ------------    ------------  ---------------
                                                   $     3,800     $    53,198    $   33,454
                                                   ------------    ------------  ---------------
                                                   ------------    ------------  ---------------

     Employee terminations were made across all geographic regions of the company with the majority pertaining to manufacturing and plant employees. A total of 2,953 employees have been identified to be terminated. As of June 30, 2001, 1,129 employees have been terminated. The remaining termination costs are expected to be paid out within one year.

     The asset impairment reflects the write-down of certain long lived assets in Canada, US, Europe, and Mexico, that have become impaired as a result of the rationalization of facilities. The asset impairments relate to machinery and equipment, buildings and improvements. The assets were written down to their net realizable value based on their recoverable amounts using estimated cash flows.

     The major components of the restructuring are estimated to be complete by the first quarter of 2002, except for certain long term lease contractual obligations.

 6.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings before amortization of intangible assets, other charges and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings (which is after income taxes) and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.


                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                               JUNE 30                        JUNE 30
                                                        2000             2001          2000            2001
                                                   --------------  -------------- --------------  ------------
REVENUE
Americas........................................... $ 1,499,246     $ 1,712,791    $ 2,679,973     $ 3,408,411
Europe.............................................     524,981         839,021        872,854       1,743,906
Asia...............................................     191,382         196,898        345,943         411,860
Elimination of inter-segment revenue...............    (123,726)        (88,004)      (194,564)       (210,896)
                                                   --------------  -------------- --------------  ------------
                                                    $ 2,091,883     $ 2,660,706    $ 3,704,206     $ 5,353,281
                                                   --------------  -------------- --------------  ------------
                                                   --------------  -------------- --------------  ------------


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                              JUNE 30,                       JUNE 30,
                                                        2000            2001           2000            2001
                                                   --------------  -------------- --------------  --------------
EBIAT
Americas.......................................... $       42,086  $      55,215  $       74,281  $      107,871
Europe............................................         22,216         40,548          34,716          81,721
Asia..............................................          8,077          9,993          15,943          20,428
                                                   --------------  -------------  --------------  --------------
                                                           72,379        105,756         124,940         210,020
Interest, net.....................................          6,282          2,444           8,094           5,998
Amortization of intangible assets.................        (19,248)       (28,130)        (34,571)        (57,708)
Integration costs related to acquisitions.........         (4,904)        (7,797)         (5,571)        (10,123)
Other charges.....................................              -        (53,198)              -         (56,998)
                                                   --------------  -------------- --------------  ---------------
Earnings before income taxes...................... $       54,509  $      19,075  $       92,892  $       91,189
                                                   --------------  -------------- --------------  ---------------
                                                   --------------  -------------- --------------  ---------------
Adjusted net earnings............................. $       63,715  $      93,052  $      103,264  $      180,385
                                                   --------------  -------------- --------------  ---------------
                                                   --------------  -------------- --------------  ---------------


                                                          AS AT JUNE 30,
                                                        2000            2001
                                                   --------------  -------------
TOTAL ASSETS
Americas.......................................... $    2,382,171  $   3,773,205
Europe............................................      1,190,986      1,793,240
Asia..............................................        424,147        435,135
                                                   --------------  -------------
                                                   $    3,997,304  $   6,001,580
                                                   --------------  -------------
                                                   --------------  -------------

     The Company's external revenue allocated by manufacturing location among foreign countries exceeding 10% are as follows:



                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                               JUNE 30,                       JUNE 30,
                                                        2000             2001          2000            2001
                                                   --------------  -------------- --------------  ------------
REVENUE
Canada............................................          32%             22%            33%             24%
United States.....................................          31%             31%            30%             31%
Italy.............................................           6%             12%             3%             13%
United Kingdom....................................          16%             14%            18%             15%

7.    COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

                                      -30-